May 27, 2011

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Martin James, Senior Assistant Chief Accountant Division of Corporate Finance

Re:	Roper Industries, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-12273

Dear Mr. James:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John Humphrey, Roper Industries, Inc. (the “Company”) in the letter dated April 29, 2011 (the “Comment Letter”) regarding the above-referenced Form 10-K for the Company’s fiscal year ended December 31, 2010.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

1.
We note the carrying amount of goodwill in relation to the total assets and equity on your balance sheet.  Please tell us whether any of your reporting units are at risk of failing the first step of your impairment test due to its fair value not being substantially in excess of carrying value.

As of December 31, 2010, the Company had 25 reporting units subject to goodwill impairment testing and the Company’s annual goodwill impairment analysis on December 31, 2010 indicated that the fair value for all reporting units exceeded the carrying value and consequently did not result in an impairment charge. At December 31, 2010, fair value of recently completed acquisitions that represented separate reporting units closely approximated their carrying values.  For reporting units that have been part of the Company for more than 6 months, the excess of fair value over carrying value ranged from 29% to 1,398%.  We believe these results are substantially in excess of carrying value.  In future filings, we will provide additional disclosure in our critical accounting policy including the methodology the Company uses to determine the fair value of each reporting unit, assumptions used, and which assumptions have the most significant effect on the fair value calculations.  We would also disclose in the future should the fair value of any reporting unit not substantially exceed its carrying value.

Financial Condition, Liquidity, and Capital Resources

2.
Please tell us your consideration of providing enhanced liquidity disclosures to discuss the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries to illustrate that some investments are not presently available to fund domestic operations such as corporate expenditures or acquisitions without paying a significant amount of taxes on their repatriation.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We have considered disclosures related to the amount of investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries in accordance with Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.  Historically, any repatriation of such amounts has not been material.  The Company has and continues to assert indefinite reinvestment of foreign earnings.  This assertion is supported by historical evidence of reinvestment into foreign operations and current strategies to continue such reinvestment.  Additionally, the U.S. has sufficient cash flow to meet its operational needs, thus repatriation of foreign funds subject to the assertion should not be required.  To provide further clarity, we will revise our disclosure in future filings to disclose the amount of cash and investments in our foreign subsidiaries that would be subject to a potential tax impact if repatriated.

Consolidated Financial Statements

Note 1. Summary of Accounting Policies

Accounts Receivable

3.
You disclose that the company provides allowances for accounts receivable when management believes there is reasonable doubt that the balances will be collected within a reasonable period of time.  Please tell us how management defines reasonable doubt.  Also explain how management considered ASC 310-10-35-8 which requires recognition of a loss when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.

Management defines reasonable doubt in the same manner in which probable is defined in ASC 310-10-35-8 i.e., when information available before the financial statements are issued indicates that it is probable that an asset has been impaired at the date of the financial statements and the amount of the loss can be reasonably estimated.  Accounts receivable are reviewed for impairment based on specific identification of certain receivables and historical trend analysis of groups of similar receivables in order to determine if it is probable that collection will not occur. In response to the Staff's comment, the Company will, in future filings, replace “reasonable doubt that balances will be collected” with “probable that an account receivable is impaired” to better illustrate compliance with the authoritative literature.

Earnings per Share

4.
You disclose that your diluted shares include the premium over the conversion price for your senior subordinated notes based on the trading price of your common stock.  Please explain to us in more detail how you calculated these potential common shares, including the nature of the trading price used for your calculation.  Tell us the accounting literature you applied and why.  Refer to ASC 260-10-45-45 through 45-46 and ASC 260-10-55-32 through 55-36.

In calculating the diluted shares related to the outstanding senior subordinated convertible notes, the dilution related to the premium over the conversion price is calculated daily using the closing market price of our stock. The average dilution is then calculated at the end of the reporting period by averaging the daily calculations.  We applied ASC 260-10-55-3 in relation to the treasury stock method, and ASC 260-10-45-43 and 45-44 to determine the shares related to the contingently convertible instruments that are includable in earnings per share dilution.  We applied ASC 260-10-45-45 through 45-46 and ASC 260-10-55-32 through 55-36 by reflecting the terms of the convertible notes contract in the computation of diluted EPS as illustrated in ASC 260-10-55-84 (example 11B).  As required by the terms of the senior subordinated convertible notes, all conversions to date have been paid in cash for principal payments, and, at our election, only shares for the settlement of the premium; therefore we have presumed that the trend will continue in the future and based our calculations on that assumption.

Foreign Currency Translation

5.	Please tell us why you did not include an accounting policy for foreign currency transactions. Refer to ASC 830-20.

In response to the Staff’s comment, these disclosures were mistakenly omitted from our accounting policy.  In compliance with ASC 830-20-45, the Company will, in future filings, disclose the amount of gain or loss included in net income in the discussion of our foreign currency policy.  The Company notes that the amount of such foreign currency transaction gain (or loss) represented (0.2)%, (0.4)% and 1.5% of pretax income for the years ended 2010, 2009 and 2008, respectively.

Goodwill and Other intangibles

6.
We note that goodwill represents 54% of your total assets as of December 31, 2010.  Please revise your accounting policy disclosure for goodwill in future filings to explain in more detail your accounting policies for testing goodwill for impairment.  Refer to ASC 350-25-35-4 through 35-27.

We will revise future filings to provide more detail in our Goodwill and Other Intangible accounting policy for testing goodwill for impairment as required by ASC 350-25-35-4 through 35-27, including the methodology the Company uses to determine the fair value of each reporting unit and key assumptions used.

7.
We note your disclosure that you would test goodwill on an annual basis or on an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value.  Please tell us how you considered ASC 350-20-35 which requires you to test the goodwill of a reporting unit on an annual basis and between annual tests in certain circumstances.

Our disclosure that we would test goodwill "on an annual basis (or on an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value)" was intended to fulfill the requirements of ASC 350-20-35 through use of parentheses.  We will revise future filings to read that we would test goodwill "on an annual basis and on an interim basis if an event occurs that it is more likely than not that the fair value of a reporting unit is below its carrying value" to enhance clarity.

8.
Further, include a discussion of your consideration of ASC 350-20-35-30 which states that you should test goodwill of a reporting unit for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Explain how you define an event that might reduce the fair value of a reporting unit below its carrying value.

In accordance with ASC 350-20-35-30, we would consider the following events or circumstances to determine whether interim testing of goodwill would be required:

•	A significant adverse change in legal factors or in the business climate
•	An adverse action or assessment by a regulator
•	Unanticipated competition
•	A loss of key personnel
•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of
•	The testing for recoverability under the Impairment or Disposal of Long-Lived Assets of a significant asset group within a reporting unit
•	Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit
•	A portion of goodwill has been allocated to a business to be disposed of.

Furthermore, we will revise future filings to include the phrase "or circumstances change that would more likely than not" when disclosing the requirements for interim testing.

Impairment of Long-Lived Assets

9.
Please tell us how you define market value for purposes of calculating the amount of any impairment.  Discuss how you applied ASC 360-10-35-17 which requires an impairment loss to be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

We define market value the same as fair value as defined in ASC 360-10-35-17 and an impairment loss would be measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.  We will revise future filings to use the term "fair value" rather than "market value" in our disclosure to enhance clarity.

Note 2. Business Acquisitions

10.
We note your disclosures in MD&A regarding the effect of your acquisitions on net sales in 2010 and 2009.  Please tell us how you evaluated the disclosures required by ASC 805-10-50-3 in determining that the disclosures under 805-10-50-2(h) were not material for 2010, 2009 and 2008 acquisitions.

ASC 805-10-50-3 states "For individually immaterial business combinations occurring during the reporting period that are material collectively, the acquirer shall disclose the information required by (e) through (h) in the preceding paragraph in the aggregate."  We assessed the impact of the acquisition pro-forma data collectively for those businesses acquired during 2010, 2009 and 2008.  Collectively, the effect on revenue and net income for each of the years was less than 10% thus we thereby determined the impact was not material for pro-forma disclosure.

Note 6. Other Intangible Assets, Net

11.
We note that other intangible assets are 22% of your total assets.  Please tell us whether management evaluates the remaining useful life of amortized intangible assets to determine whether events and circumstances warrant a revision to the remaining period of amortization.  Refer to ASC 350-30-35-9

Management does evaluate whether events and circumstances have occurred which may lead to a revision to the remaining period of amortization of our amortizable intangible assets. We will revise future filings in the Goodwill and Other Intangibles accounting policy to explicitly discuss our assessment of amortizable intangible asset lives.

Note 8 – Income Taxes

12.
Please tell us why the net operating loss carry-forward increased from $3,983,000 as of December 31, 2008 to $4,008,000 as of December 31, 2009 to $7,529,000 as of December 31, 2010.  We note your disclosure that your U.S. federal net operating loss carry-forward increased from $11.9 million as of December 31, 2008 to $13.8 million as of December 31, 2009 to $17.7 million as of December 31, 2010.

We advise the Staff that the net operating loss carry-forward increased in 2008, 2009 and 2010 primarily because of losses incurred by a U.S. subsidiary that is not a member of the Company’s consolidated tax group and whose losses are therefore not available for offset against the taxable income of other members of the group.  The Company has performed the analysis required under ASC 740-10-30-16 through 30-25 and has determined that a valuation allowance is not necessary.  The 2010 net operating loss carry-forward also includes a loss incurred by a foreign subsidiary for which a valuation allowance was established and disclosed.

13.	In future filings, please describe the types of events that would cause the temporary difference related to your permanently reinvested foreign earnings to become taxable. Refer to ASC 740-30-50-2(a).

In response to the Staff’s comment, in our future filings, in our Income Taxes accounting policy, we will describe the types of events that may cause the temporary differences related to our permanently reinvested foreign earnings to become taxable in accordance with ASC 740-30-50-2(a).  The types of events we would consider include:

•	Change in US tax laws

•	Dividends paid between foreign subsidiaries in the absence of Section 954(c)(6)

•	Foreign subsidiary guarantees of U.S. parent debt

•	Liquidation of foreign subsidiaries or actual distributions by foreign subsidiaries into a U.S. affiliate.

14.
We note the disclosure in your MD&A regarding your decision in 2009 to permanently reinvest prior earnings in certain foreign jurisdictions.  Please tell us how you considered ASC 740-30-25-17 in determining to release deferred U.S. tax liabilities on foreign earnings now considered to be permanently reinvested.

ASC 740-30-25-17 states “A parent entity shall have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrates that remittance of the earnings will be postponed indefinitely.  These criteria required to overcome the presumption are sometimes referred to as the indefinite reversal criteria.  Experience of the entities and definite future programs of operations and remittances are examples of the types of evidence required to substantiate the parent entity’s representation of indefinite postponement as remittances from a subsidiary”.

During Q1 of 2007 we asserted that certain post-2006 earnings of our foreign subsidiaries were permanently reinvested. The assertion was not made with respect to pre-2007 foreign earnings because, at the time, the Company wanted to retain the flexibility to repatriate foreign earnings if necessary.  Our operational strategy is to reinvest in foreign operations and not repatriate foreign earnings to the U.S.  Given our operational strategy and the fact that we had no history of repatriating foreign earnings to the U.S., we asserted in 2009 that our pre-2007 foreign earnings were also permanently reinvested as this unified our assertions and brought our treatment of the potential tax expense in line with operational strategies as it became apparent that such earnings would not be repatriated.

Note 9 – Long-Term Debt

15.	Please tell us how you evaluated the contingent interest provision and call (put) options of the convertible notes under ASC 815-15. Refer to ASC 470-20-25-25.

We have evaluated both the contingent interest provision and call and put options as required by ASC 470-20-25-25, which requires that the guidance in ASC 815-15 be applied to determine if these features are required to be separately accounted for as a derivative instrument.

Per 815-15-25-1, an embedded derivative is to be accounted for as a derivative instrument if all of the following criteria are met:

a.           The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.           The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.
c.           A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

Contingent interest (the embedded derivative) on the convertible notes (the host contract) is triggered by the trading price of the notes, which would primarily be affected by changes in Roper's stock price (equity).  Therefore, the contingent interest provision would not be clearly and closely related to the convertible notes (debt).  In addition, the criteria of ASC 815-15-25-1(b) and (c) are also met and, as such, the contingent interest feature is required to be accounted for as a derivative.  The value of the derivative has not been material since the issuance of the convertible notes.

The other embedded derivatives, the put and call options, are clearly and closely related to the convertible notes as the noteholders may only receive an amount equal to the accreted value of the note, plus any accrued interest, if the put or call options were exercised.  As such, based upon the requirements of ASC 470-20-25-25 and ASC 815-15, the put and call embedded features are not required to be separately accounted for as derivative instruments, as both fail the 815-15-25-1(a) criterion.

Note 14 – Contingencies

16.
Please tell us your accounting policy for contingencies and why you did not provide this disclosure in your financial statements.  Tell us how you considered the disclosure requirements of ASC 450-20-50.

We continually assess the probability of any adverse judgments or outcomes to our potential contingencies.  Disclosure of the contingency is made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred.  In our assessment of contingencies as of December 31, 2010, we concluded that no accrual was necessary and that there were no matters for which there was a reasonable possibility of a material loss.  In response to the Staff’s comments, we will revise future filings to include a Contingencies accounting policy in Note 1.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions with respect to the foregoing to the undersigned at (941) 556-2616.

Very truly yours,

/s/ John Humphrey
John Humphrey

cc:           David B. Liner, Esq.
Roper Industries, Inc.

Paul J. Soni
Roper Industries, Inc.

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP

Bob Guido
PricewaterhouseCoopers, LLP